September 8, 2008

VIA EDGAR
Ms. Anne Nguyen Parker
Legal Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:

American Lorain Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed August 7, 2008
File No. 333-145260

Dear Ms. Parker:

Our firm responds as follows to comment number 11 of the Staff’s comment letter dated August 20, 2008 relating to the above-captioned amended registration statement on Form S-1. Please note that for the Staff’s convenience, we have recited such comment and provided our firm’s response immediately thereafter.

Exhibits and Financial Statement Schedules

1.

We note your response to our prior comment 31. However, the representation you provide that the reference in the legal opinion to the General Corporation Law of the State of Delaware includes the Delaware constitution, statutory provisions and judicial decisions is in a letter signed by the company. Please provide the representation in a letter signed by counsel.

Pursuant to the SEC Division of Corporate Finance’s November 2000 Current Issues and Rulemaking Projects outline, we hereby confirm that we concur with the Staff’s understanding that the reference and limitation to the "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.

If you have any questions, please do not hesitate to contact James C. Lewis, Esq. of our firm at (801) 746-6300.

Very truly yours,

LEWIS HANSEN WALDO & PLESHE, LLC

cc:

Si Chen
Abbe Dienstag, Esq.
Bill Huo, Esq.